

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 14, 2015

Via E-mail
Darwin Fogt
Chief Executive Officer
eWellness Healthcare Corporation
11825 Major Street
Culver City, California 90230

> **Re: eWellness Healthcare Corporation**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed August 6, 2015**
> **File No. 333-204465**

Dear Mr. Fogt:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 23, 2015 letter.

General

1. We note the response to comment 1 and we reissue the comment. While we note the revision to fee table footnote on the registration statement cover page, we are unable to locate similar revision to the prospectus cover page, which still continues to reflect only selling at market prices. Please revise the prospectus cover page to clearly state that selling shareholders will sell at the fixed price until your shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices.

2. We note the shares held by Mr. Schoemann, the Schoemann trust and Kristina Schoemann. Please clarify any relationship between these parties. In addition, it is unclear why these persons are not included in the beneficial ownership table.

3. We reissue comment 2. The transaction continues to appear to be an indirect primary offering. Because you are not eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). Please revise or provide a detailed analysis as to why you do not believe this transaction is an indirect primary offering.

Please contact Hillary Daniels at (202) 551-3959 or Pamela Howell at (202) 551-3357 with any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: Rachael Schmierer, Esq.
        Hunter Taubman Fischer LLC